EXHIBIT 99.4

Q4 & Full Year 2005-Q4 Analysts / Investors Conference Call
11:30 AM IST, April 22, 2005

Moderator

Good morning ladies and gentlemen. I am Pratibha, the moderator for this conference. Welcome to Wipro’s fourth quarter results conference call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to turn over the call to the Wipro management. Thank you and over to Wipro.

Lakshminarayana

Thank you Pratibha. Ladies and gentlemen, a very good morning to you in India, and a good day to you in all other parts of the world. My name is Lakshminarayana, and I am based in Bangalore, along with Sridhar in Mountain View, and Jatin in Bangalore, we handle the investor interface for Wipro. We thank you for your interest in Wipro and would like to welcome you to this teleconference post our results for the quarter and year ended March 31, 2005. We have with us Mr. Azim Premji, Chairman Wipro, Mr. Suresh Senapaty, CFO, who will comment on the results of Wipro for the quarter and the year. They are joined by Mr. Vivek Paul, Mr. Suresh Vaswani, Mr. Vineet Agarwal, Mr. Raman Roy, and other members of company’s senior management who will answer any questions that you may have. The conference call is of course archived and a transcript will be available on our website, www.wipro.com. Before Mr. Premji start his address, let me draw your attention that during the call, we might make certain forward-looking statements within the meaning of Private Securities Litigation Reforms Act of 1995. These statements are based on managements current expectations and are associated with uncertainty and risks, which could cause the actually results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the SEC. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman, Wipro.

Azim Premji

Good morning. By this time, you would have had an opportunity to study our financial results for the quarter and year ended March 31, 2005. Hence, I would like to take this opportunity to share with you some of our thoughts on our performance and our prospects.

The results of 2004-2005 were satisfying from many perspectives. Our global IT business grew revenue in dollar terms by 43%. Growth was broad based in terms of verticals, geographies, and service lines. Our differentiated services such as technology infrastructure services and testing services grew ahead of the overall growth rate as did our Europe geography where we invested early.

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We improved our client mining as indicated by the substantial increase in the number of customers contributing revenues of over $1 million, $3 million, $10 million, and $20 million.

We raised a bar on operational efficiency leading to improved price realization and enhanced proportion of revenues from offshore projects, resulting in a far healthier operating margin despite increase in compensation cost, non-cash charge of restricted stock units and a sharply appreciating rupee.

The process of strategic transformation in our BPO business continues. The key aspect of this transformation, apart from changing the revenue profile, is tighter integration with our verticals. This will help us not only building domain competency in our BPO business but also ensure a far superior go to market approach.

Our India, Middle East, and Asia Pac IT business recorded revenue growth of 43%, and operating profits growth of 32%. Equally important the investments we made in newer service lines and newer geographies in this business have started reflecting in the operational results of that business. Our Consumer Care and Lighting and Fluid power businesses delivered robust results also.

Prospects for 2005-2006 are exciting. Our success in strategy execution in 2004-2005 and the tangible results that it has delivered in terms of our operating performance has reinforced our confidence that we are on the track to achieve our vision of global leadership. As customers make increasing demands in terms of integrated solutions and improved cost performance, we are well positioned to meet them based on our unique business model of diversified services coupled with proven benefits to our customers. We are aware that these future opportunities will also bring in challenges. Managing scale, combating the uncertainties on currency front, and executing the strategic transformation in our business process outsourcing business are some of the immediate challenges that we face. Over the past 59 years of our existence, we have encountered many opportunities and challenges in our business. Every single time we have seized the opportunity and won over the challenges. We see no reason why we should not be able to do it again and again.

I will now request Suresh Senapaty, our CFO, to comment on financial results.

Suresh Senapaty

A very good morning to all of you ladies and gentlemen. Before we take on questions I thought I would touch upon areas in our performance and financials that would be of interest to you all. Let me start with giving the composition of our growth.

During the quarter ended March 31, 2005, we had sequential revenue growth of 6.4% in our global IT services business which comprised of 6.8% revenue growth in the IT services and 3% growth in the BPO services. The 6.8% growth in the services component was driven by a 8.5% growth in the volume of business partially offset by a 2.1% decline in realization of work performed onsite and 0.9% decline in work performed offshore. The decline in realization was primarily due to closure of certain fixed price projects and shift in the mix of customers.

On forex front, our realized rate for the quarter was Rs. 43.80 a dollar versus the rate of Rs.45.11 a dollar last quarter, that is quarter ending December 2004, representing a decline of 2.9% sequentially. As of March 31, 2005, after allocation of foreign currency assets on balance sheet, we have outstanding hedges of about 503 million dollars deliverable over the next four quarters.

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Operating margin for our global IT business for the quarter was 25.3%. We were able to broadly maintain our profitability and gross margin levels despite lower price realization and impact of currency appreciation through higher utilization, increase in the proportion of revenues from offshore projects, and operational improvements. However, we continue to invest for the future resulting in an increase in the G&A cost as proportion of our revenues.

During the quarter we obtained permission for change of name of Wipro Spectramind Services Limited to Wipro BPO Solutions Limited. Further, in line with the strategic transformation initiative, we propose to merge the Wipro BPO with Wipro Limited. Apart from the benefits indicated by Mr. Premji, this merger will strengthen the integration process in terms of facilities, infrastructure, and people, thereby providing a superior value proposition to customers and shareholders. The merger is subject to approval from the shareholders and the courts.

For the quarter ended June 2005, we expect volume led growth with broadly stable price realization. We expect operating margins to be flattish excluding the impact of currency appreciation.

We would be glad to take questions now.

Moderator

We will start with the Q&A session now. We will now begin the Q&A interactive session. Participants who wish to ask questions, please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to kindly use handsets while asking a question. To ask a question, please press *1 now. First in line, we have Mr. Ashish Agarwal from IL&FS Investsmart.

Ashish Agarwal

My first question is regarding Wipro BPO, Spectramind basically, what is the reason that it has grown only 3% sequentially as against 9% last quarter?

Raman

Hi Ashish, this is Raman. We had indicated at last quarter that based on the transformation that we are taking the business through, and based on the cyclical nature of the business of some of our customers where post the holiday season some of the retail business decline, we would expect a sluggish quarter and our revenues for this quarter have been in line with what we had indicated at that time, showing a 3% increase quarter on quarter and a 56% in increase for the full year on the basis. Some of our major customers made a change in their business strategy and that also made a shrinkage in some of their business, leading to the reallocation of some of those people.

Ashish Agarwal

Okay, that is fine. Another thing regarding the IT business, are you seeing any slowdown in any of your verticals like last quarter, Mr. Vivek Paul has said about some slowdown you are seeing in telecom business, any such concerns.

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Vivek Paul

What we said last quarter was that we were seeing a moderation in the growth and we took some evasive action on that and as a result were able to get 8.5% volume growth this quarter. Going forward, we continue to see the same environment of growth moderating from last year, on an overall spending basis. In terms of the offshore opportunity, it continues to be significant.

Ashish Agarwal

Okay. Just one last question, any impact you see due to the FASB-123.

Suresh Senapaty

Yeah, actually we spoken it, impact of FASB-123 on us is concerned, the latest communication that we have is that the applicability of that has been postponed, which means as it stands today, it will apply for us in the financial year 06-07, April 06 to March 07.

Ashish Agarwal

What is the capex plan now going forward?

Suresh Senapaty

See, capex plan is not something that we share but as we have indicated before, compared to the last few years, we will be able to do, we will be spending little more than what we have been doing in the last few years in terms of trying to build facilities in anticipation of business, but eventually it will be more driven by the business that we have.

Ashish Agarwal

Thanks.

Moderator

Thank you very much sir. Our next question comes from Mr. Mahesh Vaze of Brics Securities.

Mahesh Vaze

Hi. Before my question, I would like to mention something. In terms of the speed of dissemination of results as well as other details, Wipro is by far the best in the industry and your IR team does a great job. Coming to the question, if one looks at the movement in the margins over last 8 quarters, then your gross margins have moved in a very narrow margin, but SG&A which used to be 16.7% of the revenues in first quarter 04 was down to 8.7% in third quarter 05, and it has stepped up a bit this time around. So just wanted to understand, it is a sustained and almost continuous decline, so while there could be some efficiencies could be gained, one wonders whether there has been some under investment on the business development side.

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Vivek Paul

I think clearly that is a relative term. I think that what we are seeing is that going forward we expect that SG&A will rise very slightly as a percentage of sales.

Mahesh Vaze

Okay. But Vivek at the same time 16.7 coming to almost 9, is a very significant move.

Suresh Senapaty

But quarter 4 we went up......

Mahesh Vaze

Yeah, it did go up.

Suresh Senapaty

.....and what Vivek is indicating is that it could be again on the side of going up going forward because we did add many people on the business development side.

Mahesh Vaze

Okay. I just wanted to understand the trend, meaning, what is it that has been happening when it has been going down. I have seen that it has gone up and it is expected to go up....

Suresh Senapaty

Partially the decline was sharper because if you look at the previous years, when we did the acquisitions, there were lot of retention bonuses which were linked up there and certain other acquisition related expenses also where lumped under the SG&A and some of that got phased out and also some of the initiatives to be able to take up the operating parameters... but eventually we are seeing partly loosening of that last quarter and going forward....will happen.

Mahesh Vaze

Okay. Secondly, on the BPO side of the business, the new customers being transitioned, engaged, there hasn’t been any number there for last couple of quarters. So while Raman did discuss about the existing business having some issues, some seasonal issues, even newer customers do not seem to be coming in, any reasons here.

Raman

Mahesh, basically, as we articulated as a part of the strategy, we are catering to the BPO needs of our existing customers, so at a Wipro level there are no new customers for us. In the quarter gone by, we started doing BPO business for 2 additional customers and we added 3 additional processes for our existing and our new customers. At this point of time, the BPO business has 24 separate customers, 9 of which, 38% of our customer base is existing Wipro customers, and we hope to increase that and

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penetrate more and more as we take our offerings to the customers to bring them a single point of contact for multiple offerings from Wipro corporation.

Mahesh Vaze

Raman, if one looks at the macro picture compared to let us say a year ago, year ago there was lots of optimism on growth and since then the growth optimism seems to have tapered off, the numbers have been a bit disappointing, not just from Spectramind but from some of the other BPO guys as well. Also, the attrition has been worse than expected, and at least in one or two cases, there have been some issues. So, how does it look from the customers’ perspective. Are customers less inclined or less eager to move to India their back office now?

Raman

Mahesh from the customer’s viewpoint, I think the customer has tasted the offerings from India. They have seen the pros and cons, majority pros we would like to believe. They realize that there are aspects of training where they have to participate and what they have to see, and from our little window what we are seeing is an increased traction. As we go through our transformation, that is in response to what the customers are asking because their more tricky business, or their more sticky business is in the non-voice side and they are saying based on demonstrated competencies of what India can offer and within that what Wipro can offer, they are asking for those kinds of services. So I do not see any decline in interest, but the quality of the need is undergoing a change.

Mahesh Vaze

Okay. Thanks a lot and all the best.

Moderator

Thank you very much sir. Next in line, we have a question from Mr. Shekhar Singh of ICICI Securities.

Shekhar Singh

Hi sir. Just wanted to know like, in the software business, which are the key verticals where you expect growth to be strong in the coming year.

Vivek Paul

Our financial services business has had a pretty good momentum, and although we do not break our guidance by vertical, maybe Girish can talk a little bit about what we are seeing there.

Girish

We have had a fantastic year, last year. And at this moment, the demand environment is pretty robust. So, barring any unforeseen situation, we think that business will continue to be very strong.

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Shekhar Singh

Okay. Secondly, just wanted to know like, on the telecom OEM side, how does the environment look like in terms of flow of fresh development contracts.

Dr. Rao

As far as telecom OEM vendors are concerned, definitely there are a lot of development programs, initiatives. You may be hearing for the last few quarters, all in the area of convergence, seamless mobility, and of course voice over IP. These three are the strong drivers for more and more development programs. Accordingly, we also see a trend in terms of business mix for us, in terms of more of the new development as compared to earlier days of more of sustenance and less of development. So we see that the business mix is changed but the development programs will continue.

Shekhar Singh

So does it mean like, okay, some of your IPRs might actually be getting a, might be finding a good market now and therefore the possibility of margin expansion because of some IPR sales.

Dr. Rao

I am not able to comment on margin expansion, definitely, IPRs will definitely play a role because everybody has got this problem of time to market, you know, whenever a new product development is initiated. So definitely this would be an advantage for us, if at all we have any few reusable components.

Shekhar Singh

Okay sir. Thanks a lot sir.

Moderator

Thank you very much sir. Participants are requested to kindly restricted to one question in the initial round of Q&A session. Follow-up questions will be taken later. Next in line, we have Ms. Mitali Ghosh from DSP Merrill Lynch.

Mitali Ghosh

Yes Good morning. I wanted to understand a bit from Vivek as to what are the changes that you have seen in the last....in the demand environment, I mean, that has been strong for a long time but incrementally what are you seeing in terms of sale cycles or ramp ups, you know, both from a volume and pricing perspective

Vivek Paul

What we are seeing is, if I must give you kind of a tour of what is going on here, I think that we are seeing continued slowness on the R&D spending side in terms of the product engineering businesses,

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and there we are trying to go after particular verticals that may be pockets of growth. As I mentioned earlier, if we saw semiconductor software in our embedded business, we went after computing platforms. So I think we are trying to pick & choose the components that still have good growth element in there but we are seeing overall R&D spending beginning to get constrained.

On the IT side, we have talked last quarter about this moderation of growth. We continue to see that. I think that what we are seeing is that there is still growth in IT spending, but much more around, and fortunately for us much more on development projects but at a muted level. So what we are doing is we are continuing to be able to use our services, continuing to be able to use the wide range of services, continuing to be able to go after the new service lines like testing so that we can continue to drive our growth. So there I would say on the demand side, we are beginning to see the moderation that we talked about but offset by our ability to again find the right sort of services and pockets that keep our growth going. If you look at it on a ramp up basis, I do not think we have seen any substantial changes in customer either slowing down ramp ups or anything like that. And finally, with regard to the sales cycles, again, there has not been anything specific that we have seen in terms of a trend shift on the sales cycle.

Mitali Ghosh

If you can comment a bit on what you are seeing in terms of pricing, you know, while one has been talking of stable prices, incrementally what does it look like especially from existing customers?

Vivek Paul

Sure. If you look at existing customers, where we have been out there asking for price increases, we have been getting the resistance and, you know, it is kind of an inching forward thing. We haven’t seen any pressure on the other side, but certainly it has been very very tough to make headway in terms of getting like on like price increases. I think that our realization increases have come from being able to do more fixed price projects at an average higher realization as well as the new business mixing in at higher realization rates. The third element was service lines, as we expanded into service lines that are higher value, in some sense they help us in terms of realization rate, but for example if you look at the testing service line, the testing service line on general is a higher operating margin line but is not generally a higher realization line. So as we see kind of mix shift around there, some of the stuff changes on the realization line, but on the head to head pricing basis, we continue to see modest improvements.

Mitali Ghosh

That was very helpful. If I can just clarify what you said on the first part on the volume part, is it, is my understanding correct that in a sense therefore the additions to the pipeline maybe slower this quarter than it was in the previous quarter given the moderation in project spending.

Vivek Paul

Yes, I think that you know, you have kind of balance what you see in terms of overall budget spending with the growing momentum of offshore. So I think that what is happening is that, you know, I mean, we have talked about this many times before, the widespread acceptance of offshore, the familiarity and confidence in companies like Wipro, all that helps us to do more. In some sense, if you think about our business, good times are good for us, bad times are good for us, moderate times are good for us, uncertain times are the only times that are bad for us because people just freeze. We are seeing, as I

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said, a moderateness being offset by higher propensity to offshore, but it is not in anyway freezing spending.

Mitali Ghosh
Thank you very much.

Moderator

Thank you very much ma’m. Participants are requested to kindly restrict to one question in the initial round. Our next question comes from Mr. Dipen Shah of Kotak Securities.

Dipen Shah

I had some questions on the macro basis, which have been eluded to by the management and asked by my predecessors, but just if we can throw some light more on the testing services business, like what exactly is the kind of work which you are doing, and Vivek just stated that testing services is a higher margin business, so just wanted to understand the reasons behind, how is it higher margin business as compared to others. Thank you.

Suresh Vaswani

On testing services, we do a range of testing services across our product engineering business as well as our enterprise business. It is all about testing application software, it is about testing products, it is about leveraging on testing technology, testing tools, and test automation. And testing is becoming more and more critical as applications more mission critical. The testing business actually lends itself to a lot of offshoring and you know, which is why the margin structure on testing tends to be higher than most of the other service lines because here we are able to drive testing to as much as 80% offshore and 20% onsite.

Dipen Shah

Thank you very much.

Moderator

Thank you very much sir. Next in line we have Mr. Pratik Gupta from Citigroup.

Pratik Gupta

Just wondering if you could elaborate a bit more on the interplay between pricing and cost and the implication thereof on the margin front, specifically you mentioned earlier that in this quarter you have seen pricing come off, or the realized pricing come off mainly because of the impact of FPPs and some customer mix issues, as the same time, I was just wondering if you could elaborate a bit more on the trend going forward, not just for the current quarter but for the year as a whole, do you expect further ramp downs in some of your fixed price projects which may affect the overall pricing, and also what does that do to your margins on a full year basis, I know, you don’t give a exact guidance, but if you can just give some sort of trends on the margins overall, especially given that in your case the wage hikes come in at the later part of this year.

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Vivek Paul

I think that if you look at the mix shift in terms of either service lines or customers of fixed price projects that has inversely affected realizations. There are no trend lines there, you know, that mix is in some sense not something you manage, it is what sort of comes out, so I think that we are not seeing any big reductions in fixed priced projects, we are not seeing substantial major shifts in volume, etc, so I do not think that we are seeing that as being a secular trend line in any way. As far as the pricing itself is concerned as I said, the secular trend lines we are seeing is that we are making very slow progress on like to like re-negotiations and we are getting new business in at higher rates than we have our existing businesses. So I think in aggregate on the pricing and realization, I would say that that would be the view. In terms of overall margins, I am going to allow Suresh Senapaty to comment on that.

Suresh Senapaty

So far as margin is concerned, like you said, there is impact of the exchange; there will be operational issues like the utilization, offshore mix, lever on the SG&A and so on and so forth. I think it will be our continued endeavor to be able to pull all these levers to be able to mitigate any of the downsides that we could see in mix change and also with compensation increase like we said that the thing to manage is the cost per person per month, and on that front on one hand you pay higher compensation increase per person, but you try to change the mix of the people in terms of the profile of experience and so that net-net you should be able to get that at a stable sort of level. So, like we said this quarter, we will be but for the exchange we expect to be about flattish in terms of the operating margin.

Pratik Gupta

Right. If I could just ask a quick follow-up question, we think some of your competitors like Infosys, and also in the US, IBM, talking about bit of a slowdown in the short term, I was just wondering if you would care to comment on that any particular areas where you are seeing any weakness in the IT services side.

Vivek Paul

I think that we have given the guidance for next quarter, and that really is sort of a quantification of our expectation.

Pratik Gupta

All right, thank you.

Moderator

Thank you very much sir. We have our next question from Mr. Trideep Bhattacharya of UBS.

Trideep Bhattacharya

Hi, good morning gentlemen. I also wanted to complement in terms of your timeliness of information dissemination — good job done by IR team. The first question is, like you know, as the company grows bigger, what is the kind of change in profile of the projects that you are seeing that you are now taking out today vis-à-vis let us say one year back.

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Vivek Paul

Can you speak into the mike please.

Trideep Bhattacharya

Okay, is it better.

Vivek Paul

Yeah, absolutely.

Trideep Bhattacharya

Okay, sorry for that. I was wondering if you could comment on the change in the profile of the projects taken up by your company given the fact that the size is increasing and which, the changing profile of the project that the customers want you to do today vis-à-vis about one year back, now that you have wider service offering and....

Sudip Banerjee

The profile of projects that we are seeing across the board is actually changing from lot of low end work moving to high end services. So we are doing a lot more development projects now as compared to maintenance projects. The component of fixed price projects as you see, is only seasonal for this quarter, there is still a lot of traction in fixed priced projects, and also we are seeing that we are selling a lot of our new service lines much more than our older service lines like application development and maintenance. So we are selling lot more of infrastructure services, lot more on the package implementation services, and a lot more in the testing services area.

Trideep Bhattacharya

Do you see customers increasingly asking for multi-country delivery or, like you know, as some of your multinational counterparts can provide, is that increasingly being seen or still mainly India.

Sudip Banerjee:

We have been doing multi-country delivery for our projects for quite a few years now, and the trend is no different now or expected in the near future because we are currently doing projects which have rollouts across North America, Europe, other regions in Asia, and sometimes even in Latin America.

Trideep Bhattacharya

Right. Any comments on, I mean, do you think that the size of the deal or the number of large size deals in the pipeline has increased this increase vis-à-vis last year, gone down, or any comments on that.

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Sudip Banerjee:

Well I think what is happening is that customers are today selecting their partners as opposed to handing out very large contracts, and the good news for us is that in recent times, we have had several large fortune 100 customers selecting us as partners.

Suresh Senapaty

At least we are seeing that the revenue that we are getting per customer has been inching up from about 3.14 million dollar in quarter three to 3.23 million dollars in quarter four.

Trideep Bhattacharya

Thanks a lot. Best of luck

Suresh Senapaty

Thank you.

Moderator

Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round. We have our next quarter from Mr. Anthony Miller of Arete Research.

Anthony Miller

Hello gentlemen. My main question is on recruitment, can you just first quickly.., have you noticed any change in either the intensity or the mix of competition that you are meeting in the major markets?

Vivek Paul

Are you talking about it from a recruitment perspective or sales perspective?

Anthony Miller

Sorry, the sales perspective.

Vivek Paul

No, I don’t think there is any increase in intensity. I think it has been same old competitors with the, you know, same old competitive intensity, not much of a change. If anything, couple of the big companies, SI firms that have been undergoing financial pressure have backed off like Barring Point or Cap Gemini, so we see less of those.

Anthony Miller

Right. Okay, and one question on recruitment, can you just give us an idea or the numbers of staff you are expecting to recruit in FY06 and if you haven’t said it already but your guidance on salary increases?

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Laxman Badiga

I don’t think we can give any numbers, forward looking, except the guidance which has been given, but in terms of the recruitment market, I would say that we have not seen major increases either at the campus or at the low end level, but definitely the senior project management architects and so on, depending on the expertise and demand at that point of time, it is a call we have to make depending on, but the numbers will be relatively small in terms of recruitment for those....

Anthony Miller

Okay, thank you very much.

Moderator.

Thank you very much sir. Next in line, we have Mr. Anantha Narayan from JM Morgan Stanley.

Anantha Narayan

Thanks and good afternoon everyone. It is related to the plans to merge Wipro BPO with Wipro Limited, do you foresee any significant organizational changes in either of these entities, and just a related question on the BPO business, and has the recent incident involving MsourcE and Citigroup changed the perceptions of customers significantly?

Raman

This formal merger that is happening right now is the culmination of a process that we started with the acquisition, and over a period of time we have been realigning the BPO business along what our customers’ need, along with the vertical architecture we have. So we have been making those changes whether it was in terms of go to market, whether it was in terms of fulfillment, so this will not lead to any major changes immediately as we merge. In terms of the Pune incident of what has been reported and what is alleged to have happened. Fraud is an unfortunate reality of the financial services business. It happens all over the world, unfortunately billions of dollars are lost. Our customers are well aware of these challenges; they are not linked to a particular geography or fulfillment. They are not linked to a particular nationality. So, there is a desire for customers to understand what happened and whether there was any kind of laxity, there is a desire to understand that the security norms that we at Wipro have in place are being regularly monitored and seen. So do we see any change in intention? No, we do not.

Anantha Narayan

Thanks Raman. That is helpful.

Moderator

Thank you very much sir. Our next question comes from Mr. Nimesh Mistry of Network Stock Broking.

Nimesh Mistry

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Wipro Limited

Hello everyone. I just wanted to know, your Asia pacific business is doing very good, and we have seen some good growth in this business. So, can you kind of give some kind of color on how we are going to see this particular Asia Pacific business going ahead, and what will be the margins in this particular business?

Vivek Paul

Suresh Vaswani will answer that question, but could you repeat the question please.

Nimesh Mistry

Yeah. Actually I just wanted to have some color on the Asia pacific business which is growing very well, and how do you see the business in Asia pacific going ahead, and in terms of margins what is the contribution of margins and what would be the business from India especially in this particular segment?

Suresh Vaswani:

Let me just step back a bit, in Wipro Infotech which handles India, Middle East, and Asia Pacific, we do the technology products business and we do, large proportion of our business today is really in the area of services software and consulting. We have been having good growths in India, something like 40%+ in terms of services growth, and Asia Pac and Middle East we have expanded over the last three years into this market, and we have been seeing significant growth both in Asia pacific and Middle East and we spoke about earlier growth of 85%. What we are offering in these markets, in all these markets, is a lot of software integration services, and a lot of application development maintenance services very similar to what we do in the global market. We also offer pretty intensive infrastructure management services as well as specifically in India we do a lot of maintenance services and product integration services. So this is broadly the spectrum of what we do in these markets. In India, our focus is a lot also on products and services in addition to services and software, while globally Asia Pacific and Middle East it pretty much resembles the footprint of our global markets.

Suresh Senapaty

And your question of revenue from Asia pac and Middle East is about 7.4% of the revenue of Wipro Infotech, and in terms of the margin point that you talked about, we do not specifically share the margin on Asia Pac per se, but if you look at the onsite rate, this is typically at this point in time is highly onsite centric, but the realizations there are comparable to our Wipro global IT business realizations, and therefore the margins are, in particular the gross margins are at least in commensurate with that.

Nimesh Mistry

Right, and is it the same scene in case of business from India, regarding the margins?

Suresh Vaswani

See, India has got a significant element of products, so the margins, the overall operating margins that we operate in, in Wipro Infotech businesses is close to 10%. But the margin structure is higher on services and as expected, lower on products, because the significant part of our business is also PC business.

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

Nimesh Mistry

Okay. And one more thing, I wanted to, just a data point, could you just tell me what would be the attrition rate in your BPO side?

Raman

For the quarter ended March 31, 2005, our attrition rate for the BPO business was 22.8%, for the quarter which included 9.7% of people in training and 13.1% of people post training. This compares with 25.4% of last quarter. So we had a reduction of about 2.8%.

Nimesh Mistry

Thanks a lot and all the best.

Moderator

Thank you very much sir. Our next question comes from Mr. D. Irani of Share Khan.

D. Irani

Hello

Sudip Banerjee

Yeah, please go ahead.

D. Irani

I just wanted to understand, you spoke about 6.4% growth in global IT business and in rupee terms if I look at it, comes out to be somewhere around low 3 or 4%, can you just tell me what rate, exchange rates you have taken...

Suresh Senapaty

The exchange rate in the quarter ending December was 45.14. The exchange rate in quarter ending March was 43.80. So that accounts for 3% depreciation. Therefore 6.4 minus 3 is the amount you are getting in rupee terms.

D. Irani

Okay. Thanks a lot.

Moderator

Thank you very much sir. Next quarter comes from Mr. Pankaj Kapoor of ABN Amro.

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

Pankaj Kapoor

Can you give some color on the differences that you see in selling of traditional services versus the new set of services that we have been talking about like infrastructure management, testing and all. Like in terms of elements like, what is the customers’ willingness to offshore, what is the average deal size, what is the competition profile, and especially what is the intensity of pricing negotiation.

Rich Garnick

It is a fairly broad question. What we did see is that customers are looking to partner, as Sudip Banerjee talked about earlier, look for partners that provide breadth of capabilities versus selecting discrete components as one off as they look to solve business problems, the business problems revolving around technology, IT, business process outsourcing, training and transformation opportunity to the business. So, from a standpoint of the sales process we are seeing a change the mix from one where historically, if you go back four-five years ago, offshore was a model of building competencies and capabilities, receiving RFPs, answering to those requests and meeting those requests. Our business today is moving towards where we understand our customer’s needs more and provide rapid capabilities and provide solutions to meet those needs whether they are at any one of those component levels and the competitive nature of who do we compete with can be more and more, we see competition not only from the Indian sector but the multinationals, the global IT service providers like IBM, Accenture, EDS, and others, and we are winning as much as, given the growth rates that we had, we are winning many of these opportunities.

Pankaj Kapoor

So, do you see that as we get more aligned to the customer’s basic business operation, does that also expose us to risk of elongated decision making cycles because of the issues that a customer may be facing in their businesses?

Rich Garnick

Actually we are seeing, in some cases, you can see longer, in some cases we are seeing it shorter because in fact we are going in and helping them define what their problems are, consulting offering goes in there and does large scale diagnostics, evaluating the business problems and then bringing in our capability to execute and implement those projects. So some cases were getting engaged faster at the consulting side.

Pankaj Kapoor

Just one last question, are there any instances of a deal in which a customer is asking for a integrated offering in terms of a BPO as well as an IT as well as the infrastructure part, whereas we are looking at a single service contract and a single point of interaction. So are there any increases in terms of such instances, and if yes, what will be the typical deal sizes of this kind and the closure time of these deals?

Rich Garnick

First up, the overall strategy that we have been employing, we talked about it, is the growth of our existing customer base, and you are seeing that by, one, that existing customer base will penetrating across our service offerings.., you know, it is hard to define a sales cycle specifically because there is no clear start and stop. We are involved in a partnership and we engage in ongoing basis. With regard

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

to the integration of opportunities, Raman spoke about it earlier, as being 38% of his business comes from Wipro Technology’s existing customer base. So, we are seeing, and we believe that the merger will enhance our go to market effort in bringing the verticalization, the domain expertise, and bringing the ability to transform client’s business, and from IT to the IT-enabled services, and helping them build business solutions that either help them on their top line or reduce their cost improving the bottom line.

Pankaj Kapoor

Thank you and all the best.

Moderator

Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round. Coming up next is a question from Mr. Nimesh Chandan of Strategic Capital.

Nimesh Chandan

Yeah, Hi! My question is also on the services side. Now, for services like consulting and package implementation, we have seen a sequential decline as a concentration percentage of revenues, and we have also been talking about interesting concept of partnering with our clients. The clients are looking at us as a partner and not just a vendor. So, should we be actually seeing more diversified services mix to get a better share of the client’s wallet?

Sudip Banerjee

This is Sudip Banerjee. I will answer the consulting part and Rich will take over for the package implementation part. On the consulting part, what we have done is we have repositioned the consulting service line. Earlier we were showing the consulting services revenue under one head. In the last 12 months, we have progressively put the consulting services line into different vertical domains. So, as a result, much of consulting revenue, if you compare with the earlier base is now under the vertical revenue. It is very difficult to segregate the two. But I think going forward we will see much more of that. So we will have pure play consulting as a much lower component than the overall consulting that we are doing. In fact, what we have found is that the total consulting revenue across all these areas, verticals, and practices within Wipro has now gone up to about 5% of our total revenues.

Rich

And on the a package implementation business, only clarification is that, sequentially we grew last quarter again, little bit muted quarter, we recorded 3.2%, however, on a year-on-year basis we grew over 45% exceeding our plans and achieving improved business parameters as we focus on bringing this improved operations at the same time improved prospects going forward. Going forward, yes, we stated our guidance that package implementation will be part of the business-mix to meet our guidance expectations.

Nimesh Chandan

Okay, any comments on whether, you know, we will see, we have added good number of clients, new clients last year. Now, I mean, what strategy do we have to mine these clients and get to a better share of their budgets? And some thoughts on, further thoughts on this looking at expanding our service lines?

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

Sudip Banerjee

Yes, Sudip Banerjee again. The question, if I understand it right is basically you are asking our strategy for mining existing clients.

Nimesh Chandan

Yeah.

Sudip Banerjee

You know, compared to the previous quarter, our top ten clients have shown a sequential growth of more than 9%, about 9.6%. So that is evidence of our mining our existing client base. Also, 22 of our top 50 clients have shown sequential double-digit growth this quarter. So, we have, as Vivek had earlier pointed out, anticipated what is happening in different segments of the market and then take an action to address our existing client base much more effectively, and that is paying results now. And, this mining that we are doing in the existing client base is across all service lines. So, we are selling multiple service lines to the same client, and that is what has given us the volume growth in this quarter, which is 8.5%.

Nimesh Chandan

Okay, thank you.

Moderator

Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round. We have our next question from Mr. Elroy Lobo of Kotak.

Alroy Lobo

Yeah, Hi! I have just one question. I just wanted to know if there is, you know, a very distinct trend between customers moving away from full service providers to best of breed vendors? And is that having an impact on deal sizes?

Rich Garnick

The trends in the marketplace that we are seeing is that customers are looking to optimize their mix of providers and look to best, you know, the optimal solution of meet the specific business requirement. In many cases, the trends of global sourcing and looking to a partner that has aggressive capabilities as I mentioned earlier that can provide end-to-end services such that when they select that partner, they can grow over time and expand the capabilities that is what we are seeing consistently.

Alroy Lobo

You are saying that......

Rich

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

....... one specific category.....

Alroy Lobo

Okay, thank you.

Moderator

Thank you very much sir. Next question comes from Mr. Manoj Singla of JP Morgan.

Manoj Singla

Yeah, Hi! Congratulations on an excellent quarter. Just the first question on the pricing side, you have seen some drop quarter-on-quarter. One, what do you attribute this to? And secondly, do you expect it to get it back to the levels that we had a quarter ago?

Vivek Paul

Hi! Thanks for the complement. Vivek here, and I think you might have missed the early part of the call because we actually went through this in some great detail. If it is all right, since we do have many questions lined up, would it be possible for you to take this Lan separately since we have already did cover this earlier on?

Manoj Singla

Sure, actually I did dial into the call little bit late. Just the second question I had on the ADR side, given moves by some of our other peer group, do we have any plans to increase our ADR free float? Thank you.

Vivek Paul

No, we have not taken any decision to that extent as yet.

Manoj Singla

Sure, sure, thanks.

Moderator

Thank you very much sir. We take our next question from Mr. Hitesh Zaveri of Edelweiss.

Hitesh Zaveri

Yeah, Hi! Actually, I could not hear properly the response with regard to the integrated offerings when it comes to IT, BPO, as well as the infrastructure services. But, if we broaden the question, what trends do you see, if at all, in terms of business service provisioning and whether you think that could be an important trend contributing to a meaningful portion of your revenue in couple of years?

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

Raman

Hitesh, this is Raman. Let me give you a little flavor over to what was said earlier. Sudip brought out the fact that what the customers are looking for today are partners. They are identifying partners who have demonstrated competency and capability across multiple needs that they have now and that they are likely to have in the future, and that customers are working on those partnership making their own investments in building up a knowledge base and the domain capability. So, we are seeing that traction where there is, the partnership as co-reliance, and there is investment on both sides in building competence-capability, and therefore, you know, as Rich also brought out earlier, 38% of the customer base on our BPO business are the existing customers of Wipro Technology where there is a knowledge resident within Wipro for their business, and are we seeing traction into the future for this? Yes, we are. And if we are able to leverage that, if we are able to mine that capability, we think it will be mutually beneficial for us and for our customers.

Hitesh Zaveri

Sure, thanks for that. If could I ask a couple of more questions, one is actually, if you could elaborate on outlook for the financial services for next year, qualitatively, and also on the horizontal actually. I would be interested in what is your outlook for enterprise service implementation business, EI business overall, how does that vertical and horizontal look to you?

Girish Paranjpe

Let me speak to you about financial services business on the outlook. As I said earlier, we had a very good year, and at this moment at least it looks like we have another good year ahead of us. I do not intend to give any specific numbers but if I look at the customers, the expanding clients, what is the kind of depth of relationship we have with them, our execution track record, everything seems to be positive at this point of time.

Rich Garnick

On the package implementation side, we had a..., current quarter the growth rate has somewhat slowed down, you know, going forward, we still see that we have a good performance overall, and outlook for the next year is challenging but we believe we are committed to doing the right thing to get back the growth rates that we have seen in the past.

Hitesh Zaveri

Sure, thank you so much.

Moderator

Thank you very much sir. Our next question comes from Mr. Sudhakar of Span Capital.

Sudhakar

Yeah, Hi! Can you throw some light on your consumer care and lighting business as to how that segment is doing?

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

Azim Premji

We will just come to that question.

Sudhakar

Hello? Hello?

Suresh Senapaty

Yeah, we will have Mr. Vineet Agarwal in five minutes. Can we take the next question so that we will answer that little later.

Sudhakar

Yeah, sure.

Moderator

Sure sir, we will move over to the next question. Next in line, we have Mr. Sandeep Shah from Tower Capital.

Sandeep Shah

Yes sir, as the management and the other competitors have sounded that the IT spending is not increasing or decreasing moderately, but at the same time the offshore momentum is very high. But if that is the case, does that mean that the wallet share of the Indian IT from all the vendors is increasing? And if that is the case, why with Wipro and the other competitors, the concentration of the top 10 clients is decreasing? What I mean to say is, for example, in Wipro, the IT services, the top 10 clients have grown at 16% YOY, but overall the IT services growth was 42% for the company.

Sudip Banerjee

You know, this is a reflection of churn and there is no pattern. As I said earlier that in the quarter that was just concluded, out top ten clients grew sequentially in double-digit terms and that is a reflection of the account mining that we have started doing with our existing customer base.

Sandeep Shah

Okay, but does that mean that the offshore momentum is so strong that the wallet share with the global or fortune companies is increasing or will increase at a faster pace going forward?

Sudip Banerjee

Well Vivek has already answered that in terms of saying that there is a moderation, which is coming into the market in terms of the growth that can be expected. And what will happen is very much in line with that. I think it will perhaps be fair to say that the larger fortune 100 companies are looking at much more offshoring now than they have been at any point in time in the past. And that is reflected in the, you know, their selection of partners as opposed to just doing one-off projects with IT companies.

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

Vivek Paul

And at this time, Vineet Agarwal just walked, so maybe we can answer the Consumer Care and Lighting question about the general outlook and color on the business.

Vineet Agarwal

Consumer Care has grown well this year. We have done about 29% growth and we would rate ourselves as one of the fastest FMCG companies in India today. This is led by our toilet soap brand Santoor, which has grown by about 24%. Our Commercial and Lighting Business, which is largely lighting for offices, street lights, architectural lighting for landscape, that has done well at about 38%. We entered the modular furniture business last year in a small way in Bangalore, and we have got about 30 non-Wipro customers and installations of about 10,000 workstations. We would plan to expand that to the rest of the country this year. In terms of acquisitions, both our Glucovita and Chandrika acquisitions which we had over the last two years have done well. We plan to re-launch Chandrika in the new advertising, new packaging, new shape, etc. during the course of this year.

Moderator

Thank you very much sir. Next in line, we have a question from Mr. Vipin Khare of Citigroup.

Vipin Khare

You mentioned about lowering the cost per employee because of the employee pyramid, can you elaborate on that? What is the percentage of employees in 0-3 and 3-5 years compared to what it was last year? Secondly, what is the total number of offers in colleges you have given as a number of fresh level people you expect to join in the next two quarters?

Vivek Paul

He will answer the second part of the question, the first part we have not shared the mix of people in the past

Laxman Badiga

We have roughly around 7000 offers in the campus.

Moderator

Hello sir?

Vipin Khare

And secondly, Raman, if you can share something on what is the target percentage of non-voice business that you will target for Spectramind, what is it currently?

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

Raman

No, we do not give any guidance on specific numbers for any business line, but what we have stated is that last quarter, we have initiated the transformation of the business and we have stated that our focus is going to be to increase the non-voice component of the business and as I have stated earlier we have seen traction of that with our customers. We are heading towards their needs and building competency to fulfill those needs.

Vipin Khare

One last question, what was the percentage of lateral employees hired in last year?

Bala Krishnan

60% is the lateral.

Vipin Khare

60?

Bala Krishnan

Yeah.

Vipin Khare

Thank you.

Moderator

Thank you very much sir. Next in line, we have a question from Jyothi Roy of Mata Securities.

The line of Jyothi Roy has disconnected. We will move over to the next question, Mr. Amit Khurana from IL&FS corporate.

Lakshminarayana

Yeah, Pratibha, after Amit’s question, we will take the last question please?

Moderator

Sure sir, we will do that.

Amit Khurana

Yeah, this is Amit here for IL&FS Corporate. Just wanted to get a sense, while you do not give the capex number as such, I was just wondering what is the kind of, you know, percentage utilization of the kind of seats that you have currently on IT services, a sense of that would help?

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

Male Speaker

Amit, we do give the capex, that we have sent in the past and I will just give it to you in a moment.

Vivek Paul

For... seat utilization, you know, we haven’t published that number, but it is very high because we are constantly running short of seats. I do not know what the exact number is, but we do not have a large inventory of seats.

Amit Khurana

Okay, currently the number of people that we have, we do not have that many seats to provision them. Is that a fair assessment?

Vivek Paul

I would say that we run out of seats three months in advance, let me put it that way.

Suresh Senapaty

What happens is typically for any reason our seats are yet to be done, then we take a rented premises and then do the shifting.

Amit Khurana

I see.

Suresh Senapaty

So it is just in time. So we try to make sure that the facilities are constructed by ourselves, but if for any reason it is not been done, temporarily, we fill it in through hiring, leasing...

Amit Khurana

Okay, all right. Fair enough. Can we have the capex number?

Suresh Senapaty

...So that the utilization is very very high.

Lakshminarayana

And Amit, capex for last quarter in global IT was Rs. 1.437 billion, Indian IT was Rs. 38 million, consumer care and lighting was Rs. 56 million, and all others were Rs. 127 million.

Amit Khurana

All right, thank you very much.

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

Moderator

Thank you very much sir.

Lakshminarayana

The last question Pratibha.

Moderator

Yes sir, the last question comes from the line of Ms. Mitali Ghosh of DSP Merrill Lynch.

Mitali Ghosh

Thanks for getting me the last one. I had a question on the taxation. If you could give us any update on the, you know, the taxation litigation one that is going on? Secondly, to what extent is your tax rate likely to move up this year, you know, based on the 10-A probably going away? And third, any estimate on fringe benefit tax?

Suresh Senapaty

Yeah, So far as the legal issue on the taxation is concerned, in line with what happened in the previous year, we got a similar order, but as you know, there wasn’t any appeal disposal on that matter. So, we hope some of the disposal could happen in the current year, but we never say for sure. And so far as the FBT is concerned, we have not factored in the FBT, because you know that the government is re-looking at this, there is a high power committee sitting on re-looking at it. There have been promises made that the genuine business expenditure will not be subjected to fringe benefit tax, and we hope the impact of that to our kind of companies is very minimal.

Mitali Ghosh

Thank you.

Moderator

Thank you very much ma’am. At this moment, I would like to hand over the floor back to the Wipro management for final remarks.

Lakshminarayana

Thank you Pratibha. Thank you ladies and gentlemen for participating in the call. Should you have missed anything during in the call, the audio archive of this call will be available on our website and we will also be putting up a transcript very shortly. And of course, you can always talk to investor relations team, we will be more than happy to clarify your doubts. We look forward to talking to you again next quarter. Thank you and have a nice day.

Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited

Moderator

Ladies and gentlemen, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.

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Q4 & Full Year 2004-05 Earnings Call -11:30 AM IST, April 22, 2005
Wipro Limited